FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
Commission File Number: 001-38757
For the month of May 2022

TAKEDA PHARMACEUTICAL COMPANY LIMITED
(Translation of registrant’s name into English)
 1-1, Nihonbashi-Honcho 2-Chome
Chuo-ku, Tokyo 103-8668
Japan
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F  ☒            Form 40-F  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Information furnished on this form:
EXHIBIT

Exhibit Number
1.	(English Translation) Summary of Financial Statements for the Fiscal Year Ended March 31, 2022

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TAKEDA PHARMACEUTICAL COMPANY LIMITED

Date: May 11, 2022	By:	/s/ Norimasa Takeda
Norimasa Takeda
Chief Accounting Officer and Corporate Controller

Summary of Financial Statements for the Fiscal Year Ended March 31, 2022 (IFRS, Consolidated)
May 11, 2022

Takeda Pharmaceutical Company Limited		Stock exchange listings:	Tokyo, Nagoya, Fukuoka, Sapporo
TSE Code:	4502	URL: http://www.takeda.com
Representative:	Christophe Weber, President & CEO
Contact:	Christopher O'Reilly	Telephone: +81-3-3278-2306	Email: takeda.ir.contact@takeda.com
Global Head of IR, Global Finance
Scheduled date of annual general meeting of shareholders: June 29, 2022
Scheduled date of securities report submission: June 29, 2022
Scheduled date of dividend payment commencement: June 30, 2022
Supplementary materials for the financial statements: Yes
Presentation to explain for the financial statements: Yes
(Million JPY, rounded to the nearest million)

1.	Consolidated Financial Results for the Fiscal Year Ended March 31, 2022 (April 1, 2021 to March 31, 2022)
(1)Consolidated Operating Results

	(Percentage figures represent changes over the same period of the previous year)
	Revenue		Operating profit		Profit before tax		Net profit for the year		Net profit attributable to owners of the Company
	(Million JPY)	(%)	(Million JPY)	(%)	(Million JPY)	(%)	(Million JPY)	(%)	(Million JPY)	(%)
For the Fiscal Year Ended March 31, 2022	3,569,006	11.6	460,844	(9.5)	302,571	(17.4)	230,166	(38.8)	230,059	(38.8)
For the Fiscal Year Ended March 31, 2021	3,197,812	(2.8)	509,269	407.2	366,235	—	376,171	749.3	376,005	749.9

	Total comprehensive income for the year		Basic earnings per share		Diluted earnings per share		Return on equity attributable to owners of the Company		Ratio of profit before income taxes to total assets
	(Million JPY)	(%)	(JPY)		(JPY)		(%)		(%)
For the Fiscal Year Ended March 31, 2022	824,427	18.2	147.14		145.87		4.2		2.3
For the Fiscal Year Ended March 31, 2021	697,416	—	240.72		238.96		7.6		2.8

	Ratio of operating profit to revenue		Core Revenue		Core Operating Profit		Core EPS
	(%)		(Billion JPY)	(%)	(Billion JPY)	(%)	(JPY)
For the Fiscal Year Ended March 31, 2022	12.9		3,420.5	7.0	955.2	(1.3)	425
For the Fiscal Year Ended March 31, 2021	15.9		3,197.8	(2.8)	967.9	0.6	420
(Reference) Share of loss of investments accounted for using the equity method:
For the Fiscal Year Ended March 31, 2022 (15,367) million JPY For the Fiscal Year Ended March 31, 2021 76 million JPY

(2)Consolidated Financial Position

	Total assets (Million JPY)	Total equity (Million JPY)	Equity attributable to owners of the Company (Million JPY)	Ratio of equity attributable to owners of the Company to total assets (%)	Equity attributable to owners of the Company per share (JPY)
As of March 31, 2022	13,178,018	5,683,523	5,683,019	43.1	3,665.61
As of March 31, 2021	12,912,293	5,177,177	5,173,037	40.1	3,308.93

(2)Consolidated Cash Flows

	Net cash from (used in) operating activities (Million JPY)	Net cash from (used in) investing activities (Million JPY)	Net cash from (used in) financing activities (Million JPY)	Cash and cash equivalents at the end of the year (Million JPY)
For the Fiscal Year Ended March 31, 2022	1,123,105	(198,125)	(1,070,265)	849,695
For the Fiscal Year Ended March 31, 2021	1,010,931	393,530	(1,088,354)	966,222

2. Dividends

	Annual dividends per share (JPY)					Total Dividends (Million JPY)	Dividend Pay-out ratio (%) (Consolidated)	Ratio of dividends to net assets (%) (Consolidated)
	1st quarter end	2nd quarter end	3rd quarter end	Year-end	Total
For the Fiscal Year Ended March 31, 2021	—	90.00	—	90.00	180.00	283,718	74.8	5.7
For the Fiscal Year Ended March 31, 2022	—	90.00	—	90.00	180.00	282,752	122.3	5.2
For the Fiscal Year Ending March 31, 2023 (Projection)	—	90.00	—	90.00	180.00		—

3.	Forecasts for Consolidated Operating Results for the Fiscal Year Ending March 31, 2023 (April 1, 2022 to March 31, 2023)

	(Percentage figures represent changes over the previous year)
	Revenue		Operating profit		Profit before income taxes		Net profit attributable to owners of the Company		Basic earnings per share
	(Million JPY)	(%)	(Million JPY)	(%)	(Million JPY)	(%)	(Million JPY)	(%)	(JPY)
For the Fiscal Year Ending March 31, 2023	3,690,000	3.4	520,000	12.8	411,000	35.8	292,000	26.9	188.13

	Core Revenue		Core Operating Profit		Core EPS
	(Million JPY)	(%)	(Million JPY)	(%)	(JPY)
For the Fiscal Year Ending March 31, 2023	3,690,000	7.9	1,100,000	15.2	484

FY2022 Management Guidance at Constant Exchange Rate
Core Revenue Growth	Low-single-digit growth
Core Operating Profit Growth	High-single-digit growth
Core EPS Growth	High-single-digit growth

▪Additional Information

(1) Changes in significant subsidiaries during the period	:	No
(changes in specified subsidiaries resulting in the change in consolidation scope)

(2) Changes in accounting policies and changes in accounting estimates
1) Changes in accounting policies required by IFRS	:	No
2) Changes in accounting policies other than 1)	:	No
3) Changes in accounting estimates	:	No

(3) Number of shares outstanding (common stock)
1) Number of shares outstanding (including treasury stock) at year end:
March 31, 2022		1,582,252,525 shares
March 31, 2021		1,576,387,908 shares

2) Number of shares of treasury stock at year end:
March 31, 2022		31,891,746 shares
March 31, 2021		13,029,749 shares

3) Average number of outstanding shares (for the fiscal year ended March 31):
March 31, 2022		1,563,501,394 shares
March 31, 2021		1,562,005,754 shares

(Reference) Summary of Unconsolidated Results
Summary of Unconsolidated Results for the Fiscal Year Ended March 31, 2022 (April 1, 2021 - March 31, 2022)

(1) Unconsolidated Operating Results
(Percentage figures represent changes from previous fiscal year)
	Net sales		Operating income		Ordinary income
	(Million JPY)	(%)	(Million JPY)	(%)	(Million JPY)	(%)
For the Fiscal Year Ended March 31, 2022	764,301	26.8	293,709	142.6	550,876	—
For the Fiscal Year Ended March 31, 2021	602,557	(2.2)	121,071	35.8	50,010	(30.8)

	Net income		Earnings per share		Fully diluted earnings per share
	(Million JPY)	(%)	(JPY)		(JPY)
For the Fiscal Year Ended March 31, 2022	324,450	31.1	207.50		207.50
For the Fiscal Year Ended March 31, 2021	247,513	89.5	158.45		158.44

(2) Unconsolidated Financial Position
	Total assets (Million JPY)	Net assets (Million JPY)	Shareholders' equity ratio (%)	Shareholders' equity per share (JPY)
As of March 31, 2022	9,641,648	4,294,899	44.5	2,769.31
As of March 31, 2021	10,856,450	4,434,889	40.8	2,835.81
(Reference) Shareholders' equity As of March 31, 2022     4,293,669 million JPY
                As of March 31, 2021    4,433,632 million JPY

▪This summary of financial statements is exempt from audit procedures
▪Note to ensure appropriate use of forecasts, and other noteworthy items

•	Takeda has adopted International Financial Reporting Standards (IFRS), and the disclosure information in this document is based on IFRS.

•	All forecasts in this document are based on information currently available to management, and do not represent a promise or guarantee to achieve these forecasts. Various uncertain factors could cause actual results to differ, such as changes in the business environment and fluctuations in foreign exchange rates. Should any significant event occur which requires the forecast to be revised, Takeda will disclose it in a timely manner.

•	For details of the financial forecast, please refer to "1. Financial Highlights for the Fiscal Year Ended March 31, 2022 (6) Outlook for the Fiscal Year Ending March 31, 2023" on page 13.

•
Supplementary materials for the financial statements including the Quarterly Financial Report and Earnings Presentation of the conference call on May 11, 2022 and its audio will be promptly posted on Takeda’s website.

(Takeda Website):
http://www.takeda.com/investors/financial-results/

Takeda Pharmaceutical Company Limited (4502)
Summary of Financial Statements for the Fiscal Year
Ended March 31, 2022 (Consolidated)
Attachment Index

Takeda Pharmaceutical Company Limited (4502)
Summary of Financial Statements for the Fiscal Year
Ended March 31, 2022 (Consolidated)
1. Financial Highlights for the Fiscal Year Ended March 31, 2022
(1) Business Performance
(i) Business Overview
Takeda is a global, values-based, R&D-driven biopharmaceutical company with a diverse portfolio, engaged primarily in the research, development, production and global commercialization of pharmaceutical products. Our R&D efforts are focused on four therapeutic areas: Oncology, Rare Genetics and Hematology, Neuroscience, and Gastroenterology (“GI”). We also make targeted R&D investments in Plasma-Derived Therapies (“PDT”) and Vaccines. We focus on developing highly innovative medicines that make a difference in people’s lives by advancing the frontier of new treatment options and leveraging our collaborative R&D engine and capabilities to create a robust, modality-diverse pipeline. We have a presence in approximately 80 countries and regions, a network of manufacturing sites around the world, and major research centers in Japan and the United States.
Over the past several years, we have extended our global reach, strengthened our presence in Oncology, GI and Neuroscience, and established a leading position in Rare Diseases and PDT, while adding significant assets to our growing R&D pipeline. Commercially, we have significantly strengthened our presence in the United States, Europe, and Growth and Emerging Markets. We are now in a position to deliver top line growth, maintain competitive margins, and generate strong cash flow, which we plan to continue to allocate towards ongoing investment for long-term growth in R&D, PDT and new product launches, reducing the debt incurred to finance the acquisition of Shire in January 2019, and delivering on our commitment to shareholder returns.

(ii) Consolidated Financial Results (April 1, 2021 to March 31, 2022)

	Billion JPY or percentage
	For the fiscal year ended March 31,
	2021	2022	Change versus the previous year
Revenue	3,197.8	3,569.0	371.2	11.6%
Cost of sales	(994.3)	(1,106.8)	(112.5)	11.3%
Selling, general and administrative expenses	(875.7)	(886.4)	(10.7)	1.2%
Research and development expenses	(455.8)	(526.1)	(70.3)	15.4%
Amortization and impairment losses on intangible assets associated with products	(421.9)	(472.9)	(51.1)	12.1%
Other operating income	318.0	43.1	(274.9)	(86.4)%
Other operating expenses	(258.9)	(159.1)	99.8	(38.6)%
Operating profit	509.3	460.8	(48.4)	(9.5)%
Finance income and (expenses), net	(143.1)	(142.9)	0.2	(0.1)%
Share of profit (loss) of investments accounted for using the equity method	0.1	(15.4)	(15.4)	―
Profit before tax	366.2	302.6	(63.7)	(17.4)%
Income tax (expenses) benefit	9.9	(72.4)	(82.3)	―
Net profit for the year	376.2	230.2	(146.0)	(38.8)%
Revenue. Revenue for the fiscal year ended March 31, 2022 was 3,569.0 billion JPY, an increase of 371.2 billion JPY, or 11.6%, compared to the previous fiscal year. Excluding the impact from fluctuations in foreign exchange rates, which was calculated by translating revenue of the fiscal year ended March 31, 2022, using corresponding exchange rates in the previous fiscal year, the increase in revenue was 6.3%. In April 2021, Takeda completed the sale of a portfolio of diabetes products in Japan to Teijin Pharma Limited for 133.0 billion JPY, which was recorded as revenue and accounted for 4.2 percentage points (“pp”) of the increase in revenue. Excluding this selling price from revenue for the fiscal year ended March 31, 2022, the increase was 7.4%.
Each of our core therapeutic areas in the business (i.e. Gastroenterology (“GI”), Rare Diseases, Plasma-Derived Therapies (“PDT”) Immunology, Oncology, and Neuroscience) contributed to positive revenue growth; however, Rare Diseases would

Takeda Pharmaceutical Company Limited (4502)
Summary of Financial Statements for the Fiscal Year
Ended March 31, 2022 (Consolidated)
have declined if not for the positive impact of the depreciation of the yen. Intensified competition impacted some products in this area, especially treatments for Rare Hematology. Although the impact of the global spread of COVID-19 did not have a material effect on our overall consolidated revenue for the fiscal year ended March 31, 2022, we have experienced some disruption to certain products in the second half of the fiscal year due to the spread of the Omicron variant, including shipping delays and fewer diagnostic procedures.
During the third quarter of the fiscal year ended March 31, 2022, LIVTENCITY (for post-transplant cytomegalovirus (“CMV”) infection/disease) was launched in the U.S. in December 2021, following the launch of EXKIVITY (for non-small cell lung cancer) in the U.S. in September 2021.
Revenue outside of our core therapeutic areas increased by 50.1 billion JPY, or 8.7%, compared to the previous fiscal year to 624.1 billion JPY, due to the 133.0 billion JPY selling price of the diabetes portfolio in Japan and other increases including revenue from distributing Moderna’s COVID-19 vaccine, SPIKEVAX Intramuscular Injection, in Japan, offsetting the impact from prior divestitures.
Year-on-year change in revenue for this fiscal year in each of our main therapeutic areas was primarily attributable to the following products:
•GI. In Gastroenterology, revenue was 875.7 billion JPY, a year-on-year increase of 97.9 billion JPY, or 12.6%. Growth was driven by Takeda's top-selling product ENTYVIO (for ulcerative colitis (“UC”) and Crohn’s disease (“CD”)), with sales of 521.8 billion JPY, a year-on-year increase of 92.5 billion JPY, or 21.5%. Sales in the U.S. increased by 55.2 billion JPY, or 18.8%, to 349.5 billion JPY driven by increases in the first line biologic inflammatory bowel disease (“IBD”) population both in UC and CD. Sales in Europe and Canada increased by 27.0 billion JPY, or 24.8%, to 136.0 billion JPY. In Growth and Emerging Markets, sales increased by 7.8 billion JPY, or 45.7%, to 25.0 billion JPY, primarily driven by increased sales in Brazil and China. Sales of TAKECAB (for acid-related diseases) were 102.4 billion JPY, an increase of 17.6 billion JPY, or 20.7%, versus the previous fiscal year. This increase was mainly driven by the expansion of new prescriptions in the Japanese market due to TAKECAB's efficacy in reflux esophagitis and the prevention of recurrence of gastric and duodenal ulcers during low-dose aspirin administration. Sales of GATTEX/REVESTIVE (for short bowel syndrome) were 75.8 billion JPY, an increase of 11.2 billion JPY, or 17.3%, primarily due to increased market penetration and new country launches including Japan. Sales of AMITIZA (for chronic constipation) decreased by 14.8 billion JPY, or 69.6%, to 6.5 billion JPY, due to generic entrants in the U.S. in January 2021.
•Rare Diseases. In Rare Diseases, revenue was 611.2 billion JPY, a year-on-year increase of 19.5 billion JPY, or 3.3%.
Revenue in Rare Metabolic increased by 10.0 billion JPY, or 6.1%, compared to the previous fiscal year to 172.6 billion JPY. Sales of enzyme replacement therapies ELAPRASE (for Hunter syndrome) and VPRIV (for Gaucher diseases) increased primarily in Europe and Growth and Emerging Markets, and in the U.S., Europe and Growth and Emerging Markets, respectively.
Revenue in Rare Hematology decreased by 6.1 billion JPY, or 2.1%, to 283.7 billion JPY. Sales of ADVATE decreased by 10.0 billion JPY, or 7.8%, to 118.5 billion JPY. Sales of ADYNOVATE/ADYNOVI increased by 2.7 billion JPY, or 4.6%, to 60.7 billion JPY. Both products were impacted by the competitive landscape in the hemophilia A non-inhibitors market in the U.S. FEIBA sales decreased by 5.3 billion JPY, or 12.0%, to 39.2 billion JPY, negatively impacted by the difference in timing of government tenders in Growth and Emerging Markets.
Revenue in Hereditary Angioedema (“HAE”) was 153.6 billion JPY, a year-on-year increase of 14.3 billion JPY, or 10.2%. Sales of TAKHZYRO were 103.2 billion JPY, an increase of 16.5 billion JPY, or 19.1%, versus the previous fiscal year primarily due to expansion of the prophylactic market, continued geographic expansion and strong patient uptake. Sales of CINRYZE decreased by 2.6 billion JPY, or 11.8%, to 19.3 billion JPY, primarily due to conversion to TAKHZYRO and a shift to newer agents marketed by competitors.
•PDT Immunology. In Plasma-Derived Therapies (“PDT”) Immunology, revenue increased by 86.6 billion JPY, or 20.6%, compared to the previous fiscal year to 507.0 billion JPY. Aggregate sales of immunoglobulin products were 385.9 billion JPY, an increase of 51.0 billion JPY, or 15.2%, compared to the previous fiscal year. In particular, sales of GAMMAGARD LIQUID/KIOVIG (for the treatment of primary immunodeficiency (“PID”) and multifocal motor neuropathy (“MMN”)) increased due to continued strong demand globally and enabled by growing supply. In addition, CUVITRU and HYQVIA, which are SCIG (subcutaneous immunoglobulin) therapies, marked double digit percentage of revenue growth. Aggregate sales of albumin products including HUMAN ALBUMIN and FLEXBUMIN (primarily used for hypovolemia and hypoalbuminemia) were 90.0 billion JPY, an increase of 32.5 billion JPY, or 56.4%, versus the previous fiscal year driven by higher sales following the resolution of the supply interruption which impacted HUMAN

Takeda Pharmaceutical Company Limited (4502)
Summary of Financial Statements for the Fiscal Year
Ended March 31, 2022 (Consolidated)
ALBUMIN for release in China in the second half of the previous fiscal year, in addition to strong FLEXBUMIN demand in China and the U.S.
•Oncology. In Oncology, revenue was 468.7 billion JPY, a year-on-year increase of 52.2 billion JPY, or 12.5%. Sales of VELCADE (for multiple myeloma) increased by 8.9 billion JPY, or 8.8% versus the previous fiscal year to 110.0 billion JPY. This growth was driven by an increase in U.S. sales of 10.4 billion JPY, or 10.8%, versus the previous fiscal year. This reflects a rebound in demand after lower sales in the first quarter of the previous fiscal year, when prescribers favored orally administered products over infusions or injections early in the COVID-19 pandemic. In addition, increased use of VELCADE as part of initial treatment for new patients contributed to the growth this year in the U.S. Royalty income outside the U.S. decreased due to continued generic erosion. Sales of LEUPLIN/ENANTONE (generic name: leuprorelin) (for endometriosis, uterine fibroids, premenopausal breast cancer, prostatic cancer, etc.), an off-patented product, increased by 11.1 billion JPY, or 11.6%, versus the previous fiscal year to 106.5 billion JPY mainly driven by an increased supply in the U.S. which was partially offset by a decrease in Japan due to generic erosion and competition. Sales of NINLARO (for multiple myeloma) were 91.2 billion JPY, an increase of 3.8 billion JPY, or 4.4%, versus the previous fiscal year. In the U.S., NINLARO growth was adversely impacted by a temporary demand increase favoring oral options early in the previous fiscal year due to COVID-19, and by demand slow-downs in the fourth quarter of the current fiscal year. There has been continued strong growth in other regions, particularly in China and Japan. Sales of ADCETRIS (for malignant lymphomas) increased by 9.8 billion JPY, or 16.4% versus the previous fiscal year to 69.2 billion JPY, led by strong growth in sales in Growth and Emerging Markets, particularly in China where it was approved in May 2020. Sales of ALUNBRIG (for non-small cell lung cancer) were 13.6 billion JPY, an increase of 4.8 billion JPY, or 54.9% due to new launches and market penetration around the world.
•Neuroscience. In Neuroscience, revenue was 482.3 billion JPY, a year-on-year increase of 65.0 billion JPY, or 15.6%. Sales of VYVANSE/ELVANSE (for attention deficit hyperactivity disorder (“ADHD”)) were 327.1 billion JPY, an increase of 55.5 billion JPY, or 20.4%, versus the previous fiscal year. VYVANSE/ELVANSE has been negatively affected by COVID-19 during the course of the pandemic, most notably during periods when stay-at-home restrictions have been in place reducing patient visits, subsequent diagnoses and creating temporary discontinuation of medication. While the trend has been fluctuating since 2020, overall there has been a positive impact from increasing prescriptions in the current fiscal year. Sales of TRINTELLIX (for major depressive disorder (“MDD”)) were 82.3 billion JPY, an increase of 13.4 billion JPY, or 19.5%, versus the previous fiscal year, due to increasing prescriptions in the U.S. and in Japan. The increase of these products was partially offset by the decrease of other neuroscience products such as REMINYL (for Alzheimer's disease), attributable to the continued impact of competition from generic products in Japan.
Revenue by Geographic Region:

	Billion JPY; percentages are the proportion to total revenue
	For the fiscal year ended March 31,
Revenue:	2021		2022
Japan*1	559.7	17.5%	659.0	18.5%
United States	1,567.9	49.0%	1,714.4	48.0%
Europe and Canada	666.2	20.8%	739.2	20.7%
Asia (excluding Japan)	156.2	4.9%	197.0	5.5%
Latin America	121.6	3.8%	128.5	3.6%
Russia/CIS	57.6	1.8%	62.1	1.7%
Other*2	68.5	2.1%	68.9	1.9%
Total	3,197.8	100.0%	3,569.0	100.0%
*1 The 133.0 billion JPY selling price of the sale of diabetes portfolio in Japan is included in the fiscal year ended March 31, 2022.
*2 Other includes the Middle East, Oceania and Africa.

Cost of Sales. Cost of Sales increased by 112.5 billion JPY, or 11.3%, to 1,106.8 billion JPY. The increase was primarily due to the depreciation of the yen and a sales increase of products with higher cost of sales ratio for the fiscal year ended March 31, 2022. The increase was partially offset by a 46.5 billion JPY decrease in non-cash charges related to the unwind of the fair value step up on acquired inventory recognized in connection with the acquisition of Shire as well as a decrease of cost of sales from divested products of the previous fiscal year.

Takeda Pharmaceutical Company Limited (4502)
Summary of Financial Statements for the Fiscal Year
Ended March 31, 2022 (Consolidated)

Selling, General and Administrative (SG&A) expenses. SG&A expenses increased by 10.7 billion JPY, or 1.2%, to 886.4 billion JPY for the fiscal year ended March 31, 2022, mainly due to the impact from the depreciation of the yen in the current fiscal year.

Research and Development (R&D) expenses. R&D expenses increased by 70.3 billion JPY, or 15.4%, to 526.1 billion JPY for the fiscal year ended March 31, 2022, mainly due to further investment in prioritized new molecular entities as well as the impact from the depreciation of the yen in the current fiscal year.
Amortization and Impairment Losses on Intangible Assets Associated with Products. Amortization and Impairment Losses on Intangible Assets Associated with Products increased by 51.1 billion JPY, or 12.1%, to 472.9 billion JPY for the fiscal year ended March 31, 2022 mainly due to impairment charges of certain in-process R&D assets including TAK-721 due to discontinuation of the program and intangible assets related to NATPARA resulting from the reassessment of the recoverable amount and recorded in the current fiscal year.
Other Operating Income. Other Operating Income was 43.1 billion JPY, a decrease of 274.9 billion JPY, or 86.4%, for the fiscal year ended March 31, 2022, predominantly driven by the effect of a 228.9 billion JPY divestiture gain in the previous fiscal year. This included a 139.5 billion JPY gain on sale of shares and relevant assets of Takeda Consumer Healthcare Company Ltd., and other non-core assets amounting to 89.4 billion JPY. The decrease is also due to a 60.2 billion JPY revaluation gain recorded in the previous fiscal year, triggered by an update to previously recognized liabilities for pipeline compound SHP647 and certain associated rights ("SHP647"), to reflect management’s decision to terminate the clinical trial program following the European Commission’s decision in May 2020 to release Takeda’s obligation to divest SHP647.
Other Operating Expenses. Other Operating Expenses were 159.1 billion JPY, a decrease of 99.8 billion JPY, or 38.6%, for the fiscal year ended March 31, 2022. This is mainly attributable to a 72.9 billion JPY loss recognized in the previous year from changes in the fair value of financial assets associated with contingent consideration arrangements from the divestment of XIIDRA and a 32.0 billion JPY decrease in restructuring expenses mainly attributable to the decrease in Shire integration costs.
Operating Profit. As a result of the above factors, Operating Profit decreased by 48.4 billion JPY, or 9.5%, for the fiscal year ended March 31, 2022 to 460.8 billion JPY.

Net Finance Expenses. Net Finance Expenses were 142.9 billion JPY for the fiscal year ended March 31, 2022, a decrease of 0.2 billion JPY, or 0.1%, compared to the previous fiscal year. These results include a negative impact from the remeasurement of a warrant to purchase stocks of a company held by Takeda that was offset by factors including a gain on prior equity method investments related to the acquisition of Maverick Therapeutics, Inc. in April 2021 recorded in the current fiscal year and a decrease in net interest expense primarily driven by the reduction in outstanding balances of bonds and loans.

Share of Loss of Investments Accounted for Using the Equity Method. Share of Loss of Investments Accounted for Using the Equity Method was 15.4 billion JPY, a decrease of 15.4 billion JPY compared to Share of Profit of Investments Accounted for Using the Equity Method of 0.1 billion JPY for the previous fiscal year, mainly due to the negative impact from Takeda's share of loss on an investment held by Takeda Ventures, Inc. This negative impact was partially offset by a decrease of Takeda's share of impairment loss recognized by Teva Takeda Pharma Ltd.
Income Tax Expenses. Income Tax Expenses were 72.4 billion JPY for the fiscal year ended March 31, 2022, compared to income tax benefit of 9.9 billion JPY for the previous fiscal year. This was primarily due to a decrease of tax benefits from internal entity restructuring transactions and a current fiscal year's tax charge of 65.4 billion JPY for tax and interest, net of 0.5 billion JPY of associated tax benefit, arising from tax assessment involving Irish taxation of the break fee Shire received from AbbVie in connection with the terminated offer to acquire Shire made by AbbVie in 2014. There was also a decrease in tax benefits from the recognition of previously unrecognized deferred tax assets. These unfavorable changes were partially offset by a tax charge on divestitures in the previous fiscal year, decreased deferred tax liability for unremitted earnings in foreign subsidiaries, and lower pretax earnings.
Net Profit for the Year. Net Profit for the Year decreased by 146.0 billion JPY, or 38.8%, for the fiscal year ended March 31, 2022 to 230.2 billion JPY.

Takeda Pharmaceutical Company Limited (4502)
Summary of Financial Statements for the Fiscal Year
Ended March 31, 2022 (Consolidated)
(iii) Underlying Results (April 1, 2021 to March 31, 2022)
Definition of Core and Underlying Growth
Takeda uses the concept of Underlying Growth for internal planning and performance evaluation purposes.

Underlying Growth compares two periods (fiscal quarters or years) of financial results under a common basis and is used by management to assess the business. These financial results are calculated on a constant currency basis using a full year plan rate and exclude the impacts of divestitures and other amounts that are unusual, non-recurring items or unrelated to our ongoing operations. Although these are not measures defined by IFRS, Takeda believes Underlying Growth is useful to investors as it provides a consistent measure of our performance.

Takeda uses "Underlying Revenue Growth", "Underlying Core Operating Profit Growth", and "Underlying Core EPS Growth" as key financial metrics.

Underlying Revenue represents revenue on a constant currency basis and excluding non-recurring items and the impact of divestitures that occurred during the reported periods presented.

Underlying Core Operating Profit represents Core Operating Profit (as defined below) on a constant currency basis and further adjusted to exclude the impacts of divestitures that occurred during the reporting periods presented.

Underlying Core EPS represents net profit based on a constant currency basis, adjusted to exclude the impact of divestitures, items excluded in the calculation of Core EPS (as defined below), divided by the outstanding shares (excluding treasury shares) as of the end of the comparative period.

Core Revenue represents revenue adjusted to exclude significant items unrelated to Takeda's core operations.

Core Operating Profit represents net profit adjusted to exclude income tax expenses, the share of profit or loss of investments accounted for using the equity method, finance expenses and income, other operating expenses and income, amortization and impairment losses on acquired intangible assets and other items unrelated to Takeda’s core operations, such as non-recurring items, purchase accounting effects and transaction related costs.

Core EPS represents net profit adjusted to exclude the impact of items excluded in the calculation of Core Operating Profit, and other non-operating items (e.g. amongst other items, fair value adjustments and the imputed financial charge related to contingent consideration) that are unusual, non-recurring in nature or unrelated to Takeda’s ongoing operations and the tax effect of each of the adjustments, divided by the average outstanding shares (excluding treasury shares) of the reporting periods presented.
Underlying Results

For the fiscal year ended March 31, 2022
Underlying Revenue Growth	+7.4%
Underlying Core Operating Profit Growth	+5.4%
Underlying Core Operating Profit Margin	28.0%
Underlying Core EPS Growth	+9.4%

Underlying Revenue Growth was 7.4% compared to the previous fiscal year, driven by our diverse portfolio of global products as well as new product launches. Underlying revenue attributable to Takeda’s 14 global brands* grew by 12.0%, which constitute approximately 42% of the total Underlying revenue.
*    Takeda's 14 global brands
    GI: ENTYVIO, GATTEX/REVESTIVE, ALOFISEL
    Rare Diseases: NATPARA/NATPAR, ADYNOVATE/ADYNOVI, TAKHZYRO, ELAPRASE, VPRIV
    PDT Immunology: GAMMAGARD LIQUID/KIOVIG, HYQVIA, CUVITRU, HUMAN ALUBUMIN/FLEXBUMIN
    Oncology: NINLARO, ALUNBRIG

Takeda Pharmaceutical Company Limited (4502)
Summary of Financial Statements for the Fiscal Year
Ended March 31, 2022 (Consolidated)

Underlying Revenue Growth by Therapeutic Area
GI	+6.8%
Rare Diseases	-1.4%
Rare Metabolic	+2.4%
Rare Hematology	-6.7%
Hereditary Angioedema	+4.3%
PDT Immunology	+13.6%
Oncology	+7.6%
Neuroscience	+9.5%
Other	+12.8%
Total	+7.4%
(Note) Underlying Revenue represents revenue on a constant currency basis and excluding non-recurring items and the impact of divestitures. Please refer to 1. Financial Highlights for the Fiscal Year Ended March 31, 2022, (1) Business Performance, (ii) Consolidated Financial Results (April 1, 2021 to March 31, 2022), Revenue, for the revenue of each core therapeutic area and sales of major products before underlying adjustments.
The impact of major non-recurring items and divestitures* excluded to calculate Underlying Revenue:
•Revenue of select over-the-counter and non-core products in Asia Pacific is excluded from the previous fiscal year as the divestiture was completed in November 2020.
•Revenue of select non-core prescription pharmaceutical products predominantly in Europe is excluded from the previous fiscal year as the divestiture was completed in December 2020.
•Revenue of select over-the-counter and non-core products in Latin America is excluded from the previous fiscal year as the divestiture was completed in January 2021.
•Net sales from TACHOSIL, a surgical patch, are excluded from the previous fiscal year as the divestiture was completed in January 2021.
•Revenue of select over-the-counter and non-core products predominantly in Europe is excluded from the previous fiscal year as the divestiture was completed in March 2021.
•Revenue of the former subsidiary, Takeda Consumer Healthcare Company Limited, is excluded from the previous fiscal year as the divestiture was completed in March 2021.
•Net sales from a portfolio of diabetes products in Japan (NESINA, LIOVEL, INISYNC and ZAFATEK) are excluded from the previous fiscal year as the divestiture was completed at the beginning of April 2021. In addition, the non-recurring item of the 133.0 billion JPY selling price as the result of the completion of the divestiture is excluded from the current fiscal year.
*Revenue of select non-core prescription pharmaceutical products in China had been excluded from both the current fiscal year and the previous fiscal year until the third quarter of the fiscal year ended March 31, 2022. However, as the divestiture was completed at the end of March 2022, the current fiscal year and the previous fiscal year are comparable, thus, in this quarter, no exclusion of its divestiture impact has been made for either fiscal year.

Underlying Core Operating Profit Growth was 5.4%, attributable to Underlying Revenue Growth.

Core Operating Profit for the current fiscal year, which excludes items unrelated to Takeda's core operations such as the sale of a portfolio of diabetes products in Japan, was 955.2 billion JPY.

Underlying Core Operating Profit Margin for the current fiscal year was 28.0%.

Underlying Core EPS Growth for the current fiscal year was 9.4%.

Takeda Pharmaceutical Company Limited (4502)
Summary of Financial Statements for the Fiscal Year
Ended March 31, 2022 (Consolidated)
(2) Consolidated Financial Position
Assets. Total Assets as of March 31, 2022 were 13,178.0 billion JPY, reflecting an increase of 265.7 billion JPY compared to the previous fiscal year-end. Goodwill increased by 373.8 billion JPY mainly due to the effect of foreign currency translation. In addition, Property, Plant and Equipment increased by 128.9 billion JPY due to the effect of foreign currency translation as well as acquisitions, and Inventories increased by 99.3 billion JPY. These increases were partially offset by a decrease in Cash and Cash Equivalents of 116.5 billion JPY and a decrease in Intangible Assets of 90.6 billion JPY mainly due to amortization. In addition, Trade and Other Receivables decreased by 86.4 billion JPY mainly due to the trade receivables sales program put in place in the current fiscal year.
Liabilities. Total Liabilities as of March 31, 2022 were 7,494.5 billion JPY, reflecting a decrease of 240.6 billion JPY compared to the previous fiscal year-end. Bonds and Loans decreased by 290.0 billion JPY to 4,345.4 billion JPY* primarily as a result of the repayment of loans and the redemption of bonds. In addition, Deferred Tax Liabilities decreased by 91.3 billion JPY. These decreases were partially offset by an increase in Trade and Other Payables of 172.5 billion JPY.
* The carrying amount of Bonds was 3,637.4 billion JPY and Loans was 708.1 billion JPY as of March 31, 2022. Breakdown of Bonds and Loans carrying amount is as follows.

Bonds:

Name of Bond (Face Value if Denominated in Foreign Currency)	Issuance	Maturity	Carrying Amount (Billion JPY)
Unsecured US dollar denominated senior notes (1,520 million USD)	June 2015	June 2022 ~ June 2045	186.0
Unsecured US dollar denominated senior notes (4,000 million USD)	September 2016	September 2023 ~ September 2026	466.0
Unsecured Euro denominated senior notes (3,750 million EUR)	November 2018	November 2022 ~ November 2030	507.2
Unsecured US dollar denominated senior notes (3,250 million USD)	November 2018	November 2023 ~ November 2028	395.3
Hybrid bonds (subordinated bonds)	June 2019	June 2079	498.2
Unsecured US dollar denominated senior notes (7,000 million USD)	July 2020	March 2030 ~ July 2060	849.4
Unsecured Euro denominated senior notes (3,600 million EUR)	July 2020	July 2027 ~ July 2040	486.0
Unsecured JPY denominated senior bonds	October 2021	October 2031	249.4
Total			3,637.4

Takeda Pharmaceutical Company Limited (4502)
Summary of Financial Statements for the Fiscal Year
Ended March 31, 2022 (Consolidated)
Loans:

Name of Loan (Face Value if Denominated in Foreign Currency)	Execution	Maturity	Carrying Amount (Billion JPY)
Syndicated loans	April 2016	April 2023 ~ April 2026	200.0
Syndicated loans	April 2017	April 2027	113.5
Syndicated loans (1,500 million USD)	April 2017	April 2027	183.0
Bilateral loans	March 2016 ~ April 2017	March 2023 ~ March 2026	210.0
Other			1.5
Total			708.1
On May 17, 2021, Takeda redeemed the remaining 200 million USD of unsecured U.S. dollar-denominated senior notes issued in July 2017 in advance of their original maturity date of January 18, 2022. Following this, on June 11, 2021, Takeda prepaid 2,000 million USD of the Japan Bank for International Cooperation loan (“JBIC Loan”) amount of 3,700 million USD (that was entered into on December 3, 2018) in advance of its original maturity date of December 11, 2025. On August 10, 2021, Takeda redeemed 1,500 million EUR of unsecured senior notes issued in November 2018 in advance of their original maturity date of November 21, 2022. On October 14, 2021, Takeda issued 10-year unsecured senior bonds with an aggregate principal amount of 250 billion JPY and a maturity date of October 14, 2031. Following this, on December 13, 2021 Takeda prepaid the remaining 1,700 million USD amount outstanding on the JBIC Loan in advance of its original maturity date of December 11, 2025. Furthermore, on March 24, 2022, Takeda redeemed 1,500 million USD of unsecured senior notes issued in September 2016 in advance of their original maturity date of September 23, 2023.
On April 23, 2022, Takeda redeemed 219 million USD of unsecured U.S. dollar-denominated senior notes issued in June 2015 in advance of their original maturity date of June 23, 2022.
Equity. Total Equity as of March 31, 2022 was 5,683.5 billion JPY, an increase of 506.3 billion JPY compared to the previous fiscal year-end. This was mainly due to an increase of 568.1 billion JPY in Other Components of Equity mainly due to fluctuation in currency translation adjustments reflecting the depreciation of yen. This increase was partially offset by an increase in Treasury Shares of 56.5 billion JPY mainly due to the share buybacks conducted in the current fiscal year and a decrease in Retained Earnings of 30.2 billion JPY. The decrease in Retained Earnings reflects primarily dividend payments of 284.2 billion JPY despite the recording of Net Profit for the Year.

Takeda Pharmaceutical Company Limited (4502)
Summary of Financial Statements for the Fiscal Year
Ended March 31, 2022 (Consolidated)
(3) Consolidated Cash Flow
Billion JPY

	For the fiscal year ended March 31,
	2021	2022
Net cash from (used in) operating activities	1,010.9	1,123.1
Net cash from (used in) investing activities	393.5	(198.1)
Net cash from (used in) financing activities	(1,088.4)	(1,070.3)
Net increase (decrease) in cash and cash equivalents	316.1	(145.3)
Cash and cash equivalents at the beginning of the year	637.6	966.2
Effects of exchange rate changes on cash and cash equivalents	12.5	28.8
Cash and cash equivalents at the end of the year	966.2	849.7
Net cash from operating activities was 1,123.1 billion JPY for the fiscal year ended March 31, 2022 compared to 1,010.9 billion JPY for the fiscal year ended March 31, 2021. The increase of 112.2 billion JPY was primarily driven by higher net profit for the period adjusted for non-cash items and other adjustments, including gain on divestment of business and subsidiaries as well as the income relating to the release from the obligation to divest the pipeline compound SHP 647 and certain associated rights in the previous fiscal year. In addition, there was a decrease in trade and other receivables mainly due to the trade receivables sales program put in place in the current fiscal year. These favorable impacts were partially offset by a decrease of other financial liabilities primarily attributable to an decrease of deposits restricted to certain vaccine operations and a decrease in provisions due to payments.
Net cash used in investing activities was 198.1 billion JPY for the fiscal year ended March 31, 2022 compared to net cash from investing activities of 393.5 billion JPY for the fiscal year ended March 31, 2021. This increase in net cash used of 591.7 billion JPY was mainly due to a decrease of 502.2 billion JPY in proceeds from sales of business (net of cash and cash equivalents divested) reflecting the sales of the non-core assets in the previous fiscal year, a decrease of 57.7 billion JPY in proceeds from sales and redemptions of investments, an increase of 49.7 billion JPY in the acquisition of businesses (net of cash and cash equivalents acquired), and a decrease of 44.6 billion JPY in proceeds from sales of property, plant and equipment. These were partially offset by a decrease of 62.5 billion JPY in acquisition of intangible assets .
Net cash used in financing activities was 1,070.3 billion JPY for the fiscal year ended March 31, 2022 compared to 1,088.4 billion JPY for the fiscal year ended March 31, 2021. The decrease of 18.1 billion JPY was mainly due to a net increase in short-term loans and commercial papers of 149.0 billion JPY and a decrease in payments for settlement of forward rate agreements related to bonds of 34.8 billion JPY, partially offset by an increase in repayments of bonds and long-term loans, net of proceeds from issuance of bonds upon refinancing, of 88.6 billion JPY and increase in purchase of treasury shares by 75.4 billion JPY mainly due to the share buybacks conducted in the current fiscal year.

Takeda Pharmaceutical Company Limited (4502)
Summary of Financial Statements for the Fiscal Year
Ended March 31, 2022 (Consolidated)
(4) Impact of the Spread of the Novel Coronavirus Infectious Disease (COVID-19) and Takeda’s Initiatives in Response
(i) Impact of COVID-19 on Takeda’s Operations and Financial Condition
Takeda continues to respond to the COVID-19 pandemic and provide industry support in a number of ways. While vaccines are becoming more broadly available, we continue to strictly adhere to local public health guidance across our geographies in addition to the internal protocols we have put in place, and monitor any potential impacts of the effects and evolution of COVID-19, including new variants, on our business activities.
In monitoring demand for our products, we have seen limited impact as many of our medicines are for severe chronic or life-threatening diseases, without the requirement of a hospital elective procedure. In terms of our global supply chain, based on current assessments, we have not seen, nor do we anticipate, any material potential supply distribution issues due to the COVID-19 pandemic. Where appropriate and in accordance with local public health guidance and regulations, our field employees have resumed some face-to-face engagements with customers. Clinical trial activities that were temporarily paused during the previous fiscal year have generally been resumed while we continue to monitor the evolution of the pandemic.
As we continue to monitor developments in the financial markets, we currently do not anticipate any material liquidity or funding-related issues.
(ii) Takeda’s Initiatives to Mitigate the Impact of COVID-19
Guided by our values, Takeda's response to COVID-19 continues to focus on protecting the health and safety of our employees, our ability to ensure our medicines are available to patients who rely on them and playing our part to reduce transmission and support the communities where our employees live and work.
Major updates to Takeda’s initiatives in response to the spread of COVID-19 in the current fiscal year are as below.
•The highly contagious Omicron variant has temporarily slowed the roll out of a new hybrid working model in parts of the business. Moving forward, implementation of this model will vary by job function, and on the local level, given differences in public health guidance and regulations, changes in population and epidemiology over time and standards of practice in the community.
•After over two years of providing support for Takeda's global pandemic response, Takeda's firmwide COVID-19 Global Crisis Management Committee was discontinued and Takeda has shifted to an operating model in which regional crisis management committees will provide guidance based on regional information from public health authorities.
•Takeda has undertaken a number of efforts to help the world respond to COVID-19. This includes bringing COVID-19 vaccines to Japan through two partnerships. The first partnership is with Novavax, for the development, manufacturing, and commercialization of its COVID-19 vaccine in Japan. In September 2021, Takeda concluded an agreement with the Government of Japan’s Ministry of Health, Labour and Welfare (MHLW) to provide 150 million doses of Novavax’ COVID-19 vaccine manufactured in Japan by Takeda. In April 2022, Takeda received manufacturing and marketing approval from the MHLW for NUVAXOVID Intramuscular Injection, a novel recombinant protein-based COVID-19 vaccine, for primary and booster immunization in Japan.
The second partnership is with Moderna and the MHLW to import and distribute Moderna’s mRNA COVID-19 vaccine (SPIKEVAX Intramuscular Injection (former product name: COVID-19 Vaccine Moderna Intramuscular Injection)) in Japan. Since May 2021, Takeda has been distributing the Moderna COVID-19 vaccine in Japan. In October 2021, Takeda and Moderna published an investigation report prompted by the recall of three lots of the Moderna COVID-19 vaccine in Japan based on the observation of foreign particles in unpunctured vials from a single lot. The report concluded that the event does not pose an undue risk to patient safety or adversely affect the benefit/risk profile of the product.
In December 2021, the parties reached to an agreement to import and distribute 18 million additional doses of Moderna's COVID-19 vaccine, bringing the total to 93 million doses in 2022. Takeda started to import and distribute these booster doses from January 2022.
(iii) Business risks associated with the continued global spread of COVID-19
Depending on the severity and duration of the impacts resulting from the COVID-19 pandemic, and despite our various efforts, we may experience further adverse effects on our business including, but not limited to, disruptions to our ability to procure raw materials or to supply products, additional disruptions to our clinical trial programs, or disruptions to our ability to observe regulations applicable to us. While vaccines, including those used for additional vaccination, are becoming widely available

Takeda Pharmaceutical Company Limited (4502)
Summary of Financial Statements for the Fiscal Year
Ended March 31, 2022 (Consolidated)
across the globe, it remains unclear how long the pandemic of COVID-19, including the impact of new variants, and measures intended to stop or slow its spread will last in many regions worldwide.
We will continue to closely monitor the situation and take necessary measures to minimize any future business risks, but our business, financial condition and results of our operations could be adversely affected depending on the future status of the COVID-19 pandemic.
(iv) FY2021 financial impact from COVID-19
Overall, the global spread of COVID-19 did not have a material effect on our financials for the fiscal year ended March 31, 2022. Over the course of the pandemic, there have been adverse effects due to COVID-19 observed in certain therapeutic areas, especially in Neuroscience during periods when stay-at-home restrictions have been in place, reducing patient visits to medical care providers. This was notable especially in the early months of the previous fiscal year. The trend has occurred intermittently since then, and we have not yet seen a full recovery to pre-COVID-19 levels, however, a certain number of our life-saving medicines have shown resilience and have grown even under such an environment. Although it was financially immaterial, we have experienced some disruption to certain products in the second half of the fiscal year due to the spread of the Omicron variant, including shipping delays and fewer diagnostic procedures.

(5) Takeda's Operations in Ukraine and Russia
Our commitment to patients, regardless of where they live, and to our people is unwavering and is even more important in times of crisis. Takeda is making every effort to protect our colleagues in Ukraine and to continue to supply patients in Ukraine and in the region with much needed treatments.
We are supporting the global humanitarian efforts by contributing 300 million JPY (approx. $2.6 million USD) to The International Federation of Red Cross and Red Crescent Societies, which is actively providing urgent local humanitarian support to people displaced and impacted by the conflict. We are also donating medicines to hospitals working to provide care around the clock to patients in need.
Takeda has taken further action to discontinue activities in Russia that are not essential to maintaining the supply of medicines to patients and providing ongoing support to our employees. This includes suspending all new investments, suspending advertising and promotion, not initiating new clinical trials and stopping enrollment of new patients in ongoing clinical trials.
Our focus only on essential activities is consistent with our values and ethical responsibility to our patients in Ukraine, Russia and the region who depend on our treatments. This commitment notwithstanding, we are adhering to all international sanctions imposed on Russia.
We will be increasing our humanitarian relief efforts, including monetary and medicine donations to benefit people affected by the conflict in Ukraine, and we will continue to assess new ways to provide support as we look to meet the needs of patients across the region.
Takeda will continue to monitor the situation closely and take appropriate actions grounded in our values.
In the fiscal year ended March 31, 2022, revenue attributable to Russia/CIS represented 1.7% of Takeda’s total consolidated revenue of 3,569.0 billion JPY, as indicated in the Revenue by Geographic Region in 1. Financial Highlights for the Fiscal Year Ended March 31, 2022, (1) Business Performance, (ii) Consolidated Financial Results (April 1, 2021 to March 31, 2022). There was no material financial impact on Takeda’s financial results for the current fiscal year resulting from the crisis in these countries. However, depending on the future status of the crisis, our results of operations and financial conditions could be adversely affected.

Takeda Pharmaceutical Company Limited (4502)
Summary of Financial Statements for the Fiscal Year
Ended March 31, 2022 (Consolidated)
(6) Outlook for the Fiscal Year Ending March 31, 2023
The full year consolidated reported forecast for FY2022 is as below:
Full Year Reported Forecast for the Fiscal Year Ending March 31, 2023 (FY2022)

			Billion JPY or percentage
	FY2021	FY2022	Change over the previous year
Revenue	3,569.0	3,690.0	+121.0	+3.4%
Operating profit	460.8	520.0	+59.2	+12.8%
Profit before tax	302.6	411.0	+108.4	+35.8%
Net profit for the year (attributable to owners of the Company)	230.1	292.0	+61.9	+26.9%
EPS (JPY)	147.14	188.13	+40.99	+27.9%
Core Revenue	3,420.5	3,690.0	+269.5	+7.9%
Core Operating Profit	955.2	1,100.0	+144.8	+15.2%
Core EPS (JPY)	425	484	+60	+14.0%

[Revenue]
Takeda expects FY2022 revenue to be 3,690.0 billion JPY, an increase of 121.0 billion JPY or 3.4% from FY2021. Continued acceleration of our Growth and Launch Products such as ENTYVIO, TAKHZYRO, immunoglobulin, albumin, and recently launched LIVTENCITY and EXKIVITY, in addition to a favorable impact from foreign exchange rates, is expected to fully offset the impact from loss of exclusivity of VELCADE in the U.S. and the non-recurrence of 133.0 billion JPY from the sale of a diabetes portfolio in Japan recorded as revenue in FY2021. This portfolio sale was excluded from Core revenue in FY2021, and in FY2022, Takeda does not include any such non-core items that requires adjustment in its revenue forecast; therefore, the Core revenue forecast for FY2022 is the same as the reported revenue forecast at 3,690.0 billion JPY.
[Operating Profit]
Operating Profit is expected to increase by 59.2 billion JPY, or 12.8%, to 520.0 billion JPY, reflecting business momentum and lower restructuring expenses, combined with a positive impact from foreign exchange rates.
Core Operating Profit, adjusted to exclude items unrelated to Takeda's core operations, is expected to be 1,100.0 billion JPY, an increase of 144.8 billion JPY, or 15.2%.
[Net profit for the year (attributable to owners of the Company)]
Net profit for the year (attributable to owners of the Company) is expected to be 292.0 billion JPY, an increase of 61.9 billion JPY, or 26.9%. In addition to the Operating Profit growth of 59.2 billion JPY, net finance expenses are expected to decrease by 35.9 billion JPY, including a decrease in net interest expenses. For these main reasons, Profit Before Tax is expected to increase by 108.4 billion JPY, or 35.8%, to 411.0 billion JPY. The assumption for the effective tax rate is approximately 29%, which is applied to the Profit Before Tax forecast.
Core EPS is expected to be 484 JPY, an increase of 60 JPY, or +14.0%.

Takeda Pharmaceutical Company Limited (4502)
Summary of Financial Statements for the Fiscal Year
Ended March 31, 2022 (Consolidated)
Major assumptions used in preparing the FY2022 Reported Forecast

		Billion JPY or percentage
	FY2021	FY2022
FX rates	1 USD = 112 JPY 1 Euro = 131 JPY 1 RUB = 1.5 JPY 1 BRL = 20.9 JPY 1 CNY = 17.4 JPY	1 USD = 119 JPY 1 Euro = 133 JPY 1 RUB = 1.3 JPY 1 BRL = 24.0 JPY 1 CNY = 18.8 JPY
R&D expenses	(526.1)	(570.0)
Amortization of intangible assets associated with products	(418.8)	(438.0)
Of which Shire acquisition related	(339.7)	(358.0)
Impairment of intangible assets associated with products	(54.1)	(50.0)
Other operating income	43.1	12.0
Other operating expenses	(159.1)	(73.0)
Japan diabetes portfolio divestiture gain	131.4	ー
Other Core Operating Profit adjustments	(36.9)	(31.0)
Of which Shire acquisition related to unwind of inventories step-up	(31.9)	(22.0)
Finance income/expenses	(142.9)	(107.0)
Free cash flow	943.7	600.0 - 700.0
Capital expenditures (cash flow base)	(186.0)	(260.0 - 310.0)
Depreciation and amortization (excluding intangible assets associated with products)	(161.0)	(150.0)
Cash tax rate on adjusted EBITDA (excluding divestitures)	~12%	Mid-teen %
Management Guidance at CER*
Beginning with FY2022, Takeda will now use growth in its Core financial measures on a Constant Exchange Rate basis (“Core Growth at CER”) to provide its Management Guidance. Previously, Takeda used Underlying financial measures for its Management Guidance, which also adjusted for the impact of divestitures. Because Takeda now anticipates that all the major divestitures following its acquisition of Shire have been completed, we will no longer use Underlying financial measures going forward in our financial reporting.

FY2022
Core Revenue Growth	Low-single-digit growth
Core Operating Profit Growth	High-single-digit growth
Core EPS Growth	High-single-digit growth
* CER (Constant Exchange Rate) eliminates the effect of foreign exchange rates by translating results of operations using corresponding exchange rates in the same period of the previous fiscal year. Please refer to section 1. Financial Highlights, (1) Business Performance, (iii) Underlying Results (April 1, 2021 to March 31, 2022) for the definition of Core performance measurements.
Other assumptions used in preparing the FY2022 Reported Forecast and the Management Guidance
•Based on currently available information, Takeda expects that its financial results for FY2022 will not be materially affected by COVID-19 or the crisis in Ukraine and Russia and, accordingly, Takeda's FY2022 reported forecast and the management guidance reflect this expectation.
•The FY2022 reported forecast and the management guidance include approximately 50.0 billion JPY revenue contribution from COVID-19 vaccines.
Forward looking statements
All forecasts in this document are based on information currently available to management, and do not represent a promise or guarantee to achieve these forecasts. Various uncertain factors could cause actual results to differ, such as changes in the

Takeda Pharmaceutical Company Limited (4502)
Summary of Financial Statements for the Fiscal Year
Ended March 31, 2022 (Consolidated)
business environment and fluctuations in foreign exchange rates. Should any significant event occur which requires the forecast to be revised, the Company will disclose it in a timely manner.

Takeda Pharmaceutical Company Limited (4502)
Summary of Financial Statements for the Fiscal Year
Ended March 31, 2022 (Consolidated)
(7) Capital Allocation Policy and Dividends for the Fiscal Year Ended March 31, 2022 and Ending March 31, 2023
(i) Capital Allocation Policy
Takeda is delivering on its financial commitments and has a strong cash flow outlook driven by revenue growth and strong margins. Guided by our values and our commitment to Patients, People and Planet, we will allocate capital to maximize value for patients and shareholders.
Takeda's policy in the allocation of capital is as follows:
• Invest in growth drivers;
• Deleverage rapidly; and
• Shareholder returns.
In respect of "Invest in growth drivers", Takeda makes disciplined and focused investments in value-creating business opportunities including R&D, new product launches, including in China, and plasma-derived therapies. With regard to "Deleverage rapidly", Takeda is targeting a 2x (i.e. “low-twos”) net debt/adjusted EBITDA ratio by the fiscal year ending March 2024 and has committed to maintaining solid investment grade credit ratings. In respect of "Shareholder returns", Takeda maintains its well-established dividend policy of 180 yen per share annually, alongside share buybacks when appropriate. We believe we are positioned for revenue and profit growth over the medium-term.

(ii) Dividend
Takeda is strongly committed to shareholder returns with the dividend as a key component.
[FY2021] 180 yen per share
Year-end dividend per share: 90 yen
Together with the interim dividend of 90 yen per share, the annual dividend will be 180 yen per share.
[FY2022 guidance] 180 yen per share

Takeda Pharmaceutical Company Limited (4502)
Summary of Financial Statements for the Fiscal Year
Ended March 31, 2022 (Consolidated)
2. Management Policy
(1)Basic Management Policy
Purpose
“Better health for people, brighter future for the world.”
Vision
Our vision is to discover and deliver life-transforming treatments, guided by our commitment to patients, our people and the planet.
Values: Takeda-ism
We are guided by our values of Takeda-ism, which incorporate Integrity, Fairness, Honesty and Perseverance, with Integrity at the core. They are brought to life through actions based on Patient-Trust-Reputation-Business, in that order.
Imperatives
We honor our responsibility to patients, colleagues and other stakeholders as well as the communities where we operate. Our imperatives help us realize our vision and purpose.
Patient
•We responsibly translate science into highly innovative, life-changing medicines and vaccines, and accelerate access to improve lives worldwide.
People
•We create an exceptional people experience.
Planet
•We protect our planet.
Unleash the Power of Data and Digital
•We strive to transform Takeda into the most trusted, data-driven, outcomes-based biopharmaceutical company.
(2) Business Environment, Mid- to Long-Term Business Strategy and Issues to Be Addressed
The pace of innovation in the global pharmaceutical industry is faster than ever, accelerated by the introduction of new medical technologies such as immunotherapies in oncology, and cell and gene therapy. The COVID-19 pandemic has served as a catalyst for a new era in innovation, demonstrated by the remarkable speed of bringing life-saving vaccines to millions of people around the world. While such medical innovation has improved healthcare outcomes, investment in healthcare has been rising faster than gross domestic product (GDP) and incomes for decades due to growing and aging populations, lifestyle changes and the availability of more advanced solutions for complex diseases. Consequently, payers are becoming increasingly selective in determining which treatments will be reimbursed. National governments are promoting generic and biosimilar alternatives, and are increasing downward pressure on drug prices. On the other hand, many unmet medical needs still exist. The global healthcare system is under unprecedented strain, and ever-widening gaps in access to care have further demonstrated the need for better access and policies to address health inequity. Regional or multilateral conflicts caused by political divisions can quickly lead to shifts in the geopolitical landscape and turbulent market dynamics. In addition, public health is integrally linked to the impacts of climate change, and as temperatures rise there will be challenges related to climate-accelerated diseases and access to care for patients in impacted regions.
Takeda continues to grow into the most trusted, science-driven, data and technology powered biopharmaceutical company and amid this external business environment our commitment to patients and the work that we do to support them is even more important. We aim to translate science into highly innovative, life-changing medicines where there is significant unmet need across our four core therapeutic areas: Oncology, Rare Genetics and Hematology, Neuroscience, and Gastroenterology. Our programs are based on targets with strong human validation, represent diverse modalities and leverage our growing platform capabilities in cell therapy, gene therapy and data sciences. Our global footprint and diverse product portfolio has given us the foundation to scale innovation and we continue to bring new therapies to patients, expand indications and launch existing products in new geographies. We expect the continued acceleration of our existing portfolio, driven by our global growth products and new product launches, will more than offset revenue decline from anticipated losses of exclusivity in the medium-term. We use this momentum to nurture a diverse pipeline with approximately 40 clinical stage medicines driven by our reimagined R&D engine and through more than 200 partnerships.
To ensure the creativity and innovation of business execution and to increase our focus on key strategic areas to remain competitive in the future, in April 2022, Takeda completed the strategic reorganization of the Takeda Executive Team (TET),

Takeda Pharmaceutical Company Limited (4502)
Summary of Financial Statements for the Fiscal Year
Ended March 31, 2022 (Consolidated)
comprising members with diverse backgrounds in generation, nationality, LGBTQIA+ and gender. Our new Global Portfolio Division has been brought together to position Takeda’s future success by growing our global brands – through lifecycle management, geographic expansion, and market penetration – as well as supporting the continued growth of our late-stage pipeline, driving commercial launches and supporting our expansion in China. The reorganization of the TET also reflected our focus on data, digital and technology and sustainability.

Technology is revolutionizing our business and creating better experiences and outcomes for patients by accelerating the discovery, development and delivery of life-transforming treatments. Data and digital has radically transformed the workplace and the way we work, and will continue to do so. Unleashing the power of data and technology will be crucial to Takeda’s next phase of growth. Takeda is making significant progress already such that we are leveraging digital and data to create a patient-focused, hybrid approach to clinical trials that also may help us reach more diverse participants. We are building highly advanced manufacturing plants with automated visual inspection and using artificial intelligence (AI) companions to create an onboarding experience for new colleagues. Using AI and digital capabilities, we will create more personalized experiences for all employees – enabling inclusion and collaboration, and fostering innovation.
At Takeda, purpose-led sustainability is about creating sustainable value for all stakeholders using our core assets and capabilities - our unwavering corporate values and culture, R&D engine, manufacturing and commercial capabilities - to solve big societal challenges. In short, sustainability is about the way we do business. We look beyond environmental sustainability and apply this lens to the entire value chain, including the enablement of sustainable health care systems. This begins with applying a holistic approach to ensure patients have timely access to the medications and treatments they need, through policy shaping, tiered-pricing, patient assistance programs and compassionate access. We believe that value-based healthcare will be essential to address the challenges health systems face and to deliver innovative health services in a sustainable and equitable way.
Recruiting, developing and retaining diverse talent is vital for creating value for the diverse patients we serve. Takeda recognizes that creating diverse, inclusive and equitable work environments is critical to building a healthy company culture that empowers our employees to live our purpose. Our intention is to continuously deliver an exceptional people experience. We believe that the innovation we create in our laboratories, in our manufacturing sites and in our offices are only as good as the people who make up Takeda. We respect the voices of our employees, provide support for employee well-being and life-long learning, and dedicate resources to understanding what the future of our workplace will look like with a hybrid working model.
Takeda is also committed to delivering a high standard of environmental leadership, recognizing that global warming and pollution both impact human health and our ability to realize our purpose. We have been carbon neutral across our value chain since 2020. We are focused on product stewardship, water supply and waste management, and proactively identify pollution prevention opportunities and minimize negative environmental impacts throughout the entire life-cycle of our products.

3. Basic Approach to the Selection of Accounting Standards
Takeda has been applying International Financial Reporting Standards ("IFRS") since the fiscal year ended March 31, 2014 with the aim of improving the comparison of financial information with global pharmaceutical companies, increasing financing options, and allowing Takeda to unify accounting treatment across the group.

Takeda Pharmaceutical Company Limited (4502)
Summary of Financial Statements for the Fiscal Year
Ended March 31, 2022 (Consolidated)
4. Consolidated Financial Statements [IFRS] and Major Notes
(1) Consolidated Statements of Profit or Loss

	JPY (millions)
	For the year ended March 31,
	2021	2022
Revenue	3,197,812	3,569,006
Cost of sales	(994,308)	(1,106,846)
Selling, general and administrative expenses	(875,663)	(886,361)
Research and development expenses	(455,833)	(526,087)
Amortization and impairment losses on intangible assets associated with products	(421,864)	(472,915)
Other operating income	318,020	43,123
Other operating expenses	(258,895)	(159,075)
Operating profit	509,269	460,844
Finance income	105,521	23,700
Finance expenses	(248,631)	(166,607)
Share of profit (loss) of investments accounted for using the equity method	76	(15,367)
Profit before tax	366,235	302,571
Income tax (expenses) benefit	9,936	(72,405)
Net profit for the year	376,171	230,166
Attributable to:
Owners of the Company	376,005	230,059
Non-controlling interests	166	107
Net profit for the year	376,171	230,166
Earnings per share (JPY)
Basic earnings per share	240.72	147.14
Diluted earnings per share	238.96	145.87

Takeda Pharmaceutical Company Limited (4502)
Summary of Financial Statements for the Fiscal Year
Ended March 31, 2022 (Consolidated)
(2) Consolidated Statements of Comprehensive Income

	JPY (millions)
	For the year ended March 31,
	2021	2022
Net profit for the year	376,171	230,166
Other comprehensive income (loss)
Items that will not be reclassified to profit or loss:
Changes in fair value of financial assets measured at fair value through other comprehensive income	61,866	(14,626)
Remeasurement of defined benefit pension plans	4,866	20,783
	66,732	6,158
Items that may be reclassified subsequently to profit or loss:
Exchange differences on translation of foreign operations	309,304	583,969
Cash flow hedges	(45,345)	2,173
Hedging cost	(9,147)	2,457
Share of other comprehensive loss of investments accounted for using the equity method	(299)	(497)
	254,513	588,103
Other comprehensive income for the year, net of tax	321,245	594,261
Total comprehensive income for the year	697,416	824,427
Attributable to:
Owners of the Company	697,202	824,258
Non-controlling interests	214	168
Total comprehensive income for the year	697,416	824,427

Takeda Pharmaceutical Company Limited (4502)
Summary of Financial Statements for the Fiscal Year
Ended March 31, 2022 (Consolidated)
(3) Consolidated Statements of Financial Position

	JPY (millions)
	As of March 31, 2021	As of March 31, 2022
ASSETS
Non-current assets:
Property, plant and equipment	1,453,917	1,582,800
Goodwill	4,033,917	4,407,749
Intangible assets	3,909,106	3,818,544
Investments accounted for using the equity method	112,468	96,579
Other financial assets	235,882	233,554
Other non-current assets	100,341	82,611
Deferred tax assets	353,769	362,539
Total non-current assets	10,199,400	10,584,376
Current assets:
Inventories	753,881	853,167
Trade and other receivables	783,091	696,644
Other financial assets	36,598	25,305
Income taxes receivable	29,623	27,733
Other current assets	122,789	141,099
Cash and cash equivalents	966,222	849,695
Assets held for sale	20,689	—
Total current assets	2,712,893	2,593,642
Total assets	12,912,293	13,178,018

LIABILITIES AND EQUITY
LIABILITIES
Non-current liabilities:
Bonds and loans	4,613,218	4,141,418
Other financial liabilities	517,677	468,943
Net defined benefit liabilities	158,857	145,847
Income taxes payable	33,690	21,634
Provisions	38,748	52,199
Other non-current liabilities	56,898	67,214
Deferred tax liabilities	542,852	451,511
Total non-current liabilities	5,961,940	5,348,764
Current liabilities:
Bonds and loans	22,153	203,993
Trade and other payables	343,838	516,297
Other financial liabilities	248,053	196,071
Income taxes payable	145,203	200,918
Provisions	471,278	443,502
Other current liabilities	542,651	584,949
Total current liabilities	1,773,176	2,145,730
Total liabilities	7,735,116	7,494,495

Takeda Pharmaceutical Company Limited (4502)
Summary of Financial Statements for the Fiscal Year
Ended March 31, 2022 (Consolidated)

	JPY (millions)
	As of March 31, 2021	As of March 31, 2022
EQUITY
Share capital	1,668,145	1,676,263
Share premium	1,688,424	1,708,873
Treasury shares	(59,552)	(116,007)
Retained earnings	1,509,906	1,479,716
Other components of equity	366,114	934,173
Equity attributable to owners of the company	5,173,037	5,683,019
Non-controlling interests	4,140	504
Total equity	5,177,177	5,683,523
Total liabilities and equity	12,912,293	13,178,018

Takeda Pharmaceutical Company Limited (4502)
Summary of Financial Statements for the Fiscal Year
Ended March 31, 2022 (Consolidated)
(4) Consolidated Statements of Changes in Equity

	JPY (millions)
	Equity attributable to owners of the Company
	Share capital	Share premium	Treasury shares	Retained earnings	Other components of equity
					Exchange differences on translation of foreign operations	Changes in fair value of financial assets measured at fair value through other comprehensive income
As of April 1, 2020	1,668,123	1,680,287	(87,463)	1,369,972	91,848	22,891
Net profit for the year				376,005
Other comprehensive income (loss)					308,950	61,873
Comprehensive income (loss) for the year	—	—	—	376,005	308,950	61,873
Transactions with owners:
Issuance of new shares	22	22
Acquisition of treasury shares			(2,141)
Disposal of treasury shares		(0)	2
Dividends				(283,718)
Transfers from other components of equity				47,647		(42,781)
Share-based compensation		37,663
Exercise of share-based awards		(29,548)	30,050
Total transactions with owners	22	8,137	27,911	(236,071)	—	(42,781)
As of March 31, 2021	1,668,145	1,688,424	(59,552)	1,509,906	400,798	41,983

	Equity attributable to owners of the Company
	Other components of equity
	Cash flow hedges	Hedging cost	Remeasurements of defined benefit pension plans	Total	Total	Non- controlling interests	Total equity
As of April 1, 2020	(22,730)	555	—	92,564	4,723,483	4,003	4,727,486
Net profit for the year				—	376,005	166	376,171
Other comprehensive income (loss)	(45,345)	(9,147)	4,866	321,197	321,197	48	321,245
Comprehensive income (loss) for the year	(45,345)	(9,147)	4,866	321,197	697,202	214	697,416
Transactions with owners:
Issuance of new shares				—	44		44
Acquisition of treasury shares				—	(2,141)		(2,141)
Disposal of treasury shares				—	2		2
Dividends				—	(283,718)	(77)	(283,795)
Transfers from other components of equity			(4,866)	(47,647)	—		—
Share-based compensation				—	37,663		37,663
Exercise of share-based awards				—	502		502
Total transactions with owners	—	—	(4,866)	(47,647)	(247,648)	(77)	(247,725)
As of March 31, 2021	(68,075)	(8,592)	—	366,114	5,173,037	4,140	5,177,177

Takeda Pharmaceutical Company Limited (4502)
Summary of Financial Statements for the Fiscal Year
Ended March 31, 2022 (Consolidated)

	JPY (millions)
	Equity attributable to owners of the Company
					Other components of equity
	Share capital	Share premium	Treasury shares	Retained earnings	Exchange differences on translation of foreign operations	Changes in fair value of financial assets measured at fair value through other comprehensive income
As of April 1, 2021	1,668,145	1,688,424	(59,552)	1,509,906	400,798	41,983
Net profit for the year				230,059
Other comprehensive income (loss)					583,343	(14,558)
Comprehensive income (loss) for the year	—	—	—	230,059	583,343	(14,558)
Transactions with owners:
Issuance of new shares	8,118	14,036
Acquisition of treasury shares			(79,447)
Disposal of treasury shares		(0)	1
Dividends				(284,246)
Changes in ownership				(2,143)
Transfers from other components of equity				26,141		(5,357)
Share-based compensation		43,374
Exercise of share-based awards		(36,960)	22,992
Total transactions with owners	8,118	20,450	(56,454)	(260,249)	—	(5,357)
As of March 31, 2022	1,676,263	1,708,873	(116,007)	1,479,716	984,141	22,068

	Equity attributable to owners of the Company
	Other components of equity
	Cash flow hedges	Hedging cost	Remeasurements of defined benefit pension plans	Total	Total	Non- controlling interests	Total equity
As of April 1, 2021	(68,075)	(8,592)	—	366,114	5,173,037	4,140	5,177,177
Net profit for the year				—	230,059	107	230,166
Other comprehensive income (loss)	2,173	2,457	20,783	594,200	594,200	61	594,261
Comprehensive income (loss) for the year	2,173	2,457	20,783	594,200	824,258	168	824,427
Transactions with owners:
Issuance of new shares				—	22,154		22,154
Acquisition of treasury shares				—	(79,447)		(79,447)
Disposal of treasury shares				—	1		1
Dividends				—	(284,246)		(284,246)
Changes in ownership				—	(2,143)	(3,804)	(5,948)
Transfers from other components of equity			(20,783)	(26,141)	—		—
Share-based compensation				—	43,374		43,374
Exercise of share-based awards				—	(13,968)		(13,968)
Total transactions with owners	—	—	(20,783)	(26,141)	(314,276)	(3,804)	(318,080)
As of March 31, 2022	(65,901)	(6,135)	—	934,173	5,683,019	504	5,683,523

Takeda Pharmaceutical Company Limited (4502)
Summary of Financial Statements for the Fiscal Year
Ended March 31, 2022 (Consolidated)
(5) Consolidated Statements of Cash Flows

	JPY (millions)
	For the year ended March 31,
	2021	2022
Cash flows from operating activities:
Net profit for the year	376,171	230,166
Depreciation and amortization	559,671	583,151
Impairment losses	25,452	54,515
Equity-settled share-based compensation	37,663	43,374
Change in estimate of liabilities related to SHP647	(60,179)	—
Loss (gain) on sales and disposal of property, plant and equipment	(2,109)	655
Gain on divestment of business and subsidiaries	(229,993)	(7,829)
Change in fair value of financial assets and liabilities associated with contingent consideration arrangements, net	59,277	(11,195)
Finance (income) and expenses, net	143,110	142,907
Share of loss (profit) of investments accounted for using the equity method	(76)	15,367
Income tax expenses (benefit)	(9,936)	72,405
Changes in assets and liabilities:
Decrease (increase) in trade and other receivables	(9,316)	127,294
Decrease (increase) in inventories	25,978	(46,148)
Increase in trade and other payables	36,620	125,157
Increase (decrease) in provisions	49,099	(58,090)
Increase (decrease) in other financial liabilities	173,400	(49,608)
Other, net	37,786	41,409
Cash generated from operations	1,212,618	1,263,528
Income taxes paid	(235,801)	(147,724)
Tax refunds and interest on tax refunds received	34,114	7,301
Net cash from operating activities	1,010,931	1,123,105
Cash flows from investing activities:
Interest received	1,105	2,919
Dividends received	387	3,401
Acquisition of property, plant and equipment	(111,206)	(123,252)
Proceeds from sales of property, plant and equipment	46,453	1,815
Acquisition of intangible assets	(125,262)	(62,785)
Acquisition of investments	(12,596)	(8,341)
Proceeds from sales and redemption of investments	74,604	16,921
Acquisition of businesses, net of cash and cash equivalents acquired	—	(49,672)
Proceeds from sales of business, net of cash and cash equivalents divested	530,388	28,196
Other, net	(10,343)	(7,328)
Net cash from (used in) investing activities	393,530	(198,125)

Takeda Pharmaceutical Company Limited (4502)
Summary of Financial Statements for the Fiscal Year
Ended March 31, 2022 (Consolidated)

	JPY (millions)
	For the year ended March 31,
	2021	2022
Cash flows from financing activities:
Net decrease in short-term loans and commercial papers	(149,043)	(2)
Proceeds from issuance of bonds and long-term loans	1,179,515	249,334
Repayments of bonds and long-term loans	(1,651,706)	(810,115)
Payments for settlement of forward rate agreement related to bonds	(34,830)	—
Acquisition of treasury shares	(2,141)	(77,531)
Interest paid	(107,350)	(108,207)
Dividends paid	(283,357)	(283,665)
Repayments of lease liabilities	(39,270)	(39,694)
Other, net	(172)	(385)
Net cash used in financing activities	(1,088,354)	(1,070,265)
Net increase (decrease) in cash and cash equivalents	316,107	(145,285)
Cash and cash equivalents at the beginning of the year
(Consolidated statements of financial position)	637,614	966,222
Effects of exchange rate changes on cash and cash equivalents	12,501	28,758
Cash and cash equivalents at the end of the year
(Consolidated statements of financial position)	966,222	849,695

Takeda Pharmaceutical Company Limited (4502)
Summary of Financial Statements for the Fiscal Year
Ended March 31, 2022 (Consolidated)
(6) Notes to Consolidated Financial Statements
(Going Concern Assumption)
No events to be noted for this purpose.
(Significant Items that Form the Basis of Preparing the Consolidated Financial Statements)
1.Basis of Preparation
(1) Compliance
Since Takeda satisfies all of the criteria of the "Specified Company" prescribed in Article 1-2 of the Regulation On Terminology, Forms, and Preparation Methods of Consolidated Financial Statements (Ministry of Finance Order No.28, 1976 "Regulations for Consolidated Financial Statements"), the consolidated financial statements are prepared in accordance with International Financial Reporting Standards ("IFRS") pursuant to the provision of Article 93 of the Regulations for Consolidated Financial Statements.
(2) Basis of Measurement
The consolidated financial statements have been prepared on a historical cost basis, except for certain assets and liabilities recorded at fair value including equity investments, derivative financial instruments, and financial assets and liabilities associated with contingent consideration arrangements.
(3) Functional and Presentation Currency
The consolidated financial statements are presented in Japanese Yen ("JPY"), which is the functional currency of the Company. All financial information presented in JPY has been rounded to the nearest million JPY, except when otherwise indicated. In tables with rounded figures, sums may not add up due to rounding.
2.Significant Accounting Policies
During the year ended March 31, 2022, there were no new accounting standards applied by Takeda that had a significant impact on Takeda’s consolidated financial statements.
(Segment Information)
Disclosure is omitted as Takeda's reportable segment is a single segment of "Pharmaceuticals."
(Earnings Per Share)
The basis for calculating basic and diluted earnings per share (attributable to owners of the Company) is as follows:

	For the year ended March 31,
	2020	2021
Net profit for the year attributable to owners of the Company:
Net profit for the year attributable to owners of the Company JPY (millions)	376,005	230,059
Net profit used for calculation of earnings per share JPY (millions)	376,005	230,059
Weighted-average number of ordinary shares outstanding during the year (thousands of shares) [basic]	1,562,006	1,563,501
Dilutive effect (thousands of shares)	11,532	13,668
Weighted-average number of ordinary shares outstanding during the year (thousands of shares) [diluted]	1,573,537	1,577,169

Earnings per share
Basic (JPY)	240.72	147.14
Diluted (JPY)	238.96	145.87

Takeda Pharmaceutical Company Limited (4502)
Summary of Financial Statements for the Fiscal Year
Ended March 31, 2022 (Consolidated)
(Significant Subsequent Events)
Not applicable.

APPENDIX

1	FY2021 Full Year Reconciliation from Reported Revenue to Core/Underlying Revenue
2	FY2021 Full Year Reconciliation from Reported to Core/Underlying Core
3	FY2020 Full Year Reconciliation from Reported to Core/Underlying Core

1 FY2021 Full Year Reconciliation from Reported Revenue to Core/Underlying Revenue

(Billion JPY)	FY2020	FY2021	Change versus the previous year
Revenue	3,197.8	3,569.0	+371.2	+ 11.6%
Sales of Japan diabetes portfolio[1] and other non-core product divestitures	—	(148.5)	(148.5)	-4.6pp
Core Revenue	3,197.8	3,420.5	+222.7	+ 7.0%
FX effects[2]				-5.2pp
Divestitures[3]				+5.6pp
Regional portfolio				+4.1pp
Japan diabetes portfolio				+1.0pp
TACHOSIL				+0.4pp
Others				+0.1pp
Underlying Revenue Growth				+ 7.4%
*1 The non-recurring item of the 133.0 billion JPY selling price as the result of the completion of the divestiture is excluded from FY2021.
2 FX adjustment applies plan rate to both periods.
*3 Major adjustments are as follows:
•Revenue of select over-the-counter and non-core products in Asia Pacific is excluded from FY2020 as the divestiture was completed in November 2020.
•Revenue of select non-core prescription pharmaceutical products predominantly in Europe is excluded from FY2020 as the divestiture was completed in December 2020.
•Revenue of select over-the-counter and non-core products in Latin America is excluded from FY2020 as the divestiture was completed in January 2021.
•Net sales from TACHOSIL, a surgical patch, are excluded from FY2020 as the divestiture was completed in January 2021.
•Revenue of select over-the-counter and non-core products predominantly in Europe is excluded from FY2020 as the divestiture was completed in March 2021.
•Revenue of the former subsidiary, Takeda Consumer Healthcare Company Limited, is excluded from FY2020 as the divestiture was completed in March 2021.
•Net sales from a portfolio of diabetes products in Japan (NESINA, LIOVEL, INISYNC and ZAFATEK) are excluded from FY2020 as the divestiture was completed at the beginning of April 2021.
•Revenue of select non-core prescription pharmaceutical products in China had been excluded from both the current fiscal year and the previous fiscal year until the third quarter of the fiscal year ended March 31, 2022. However, as the divestiture was completed at the end of March 2022, the current fiscal year and the previous fiscal year are comparable, thus, in this quarter, no exclusion of its divestiture impact has been made for either fiscal year.

2 FY2021 Full Year Reconciliation from Reported to Core/Underlying Core

FY2021
(Billion JPY)	REPORTED	REPORTED TO CORE ADJUSTMENTS							CORE	CORE TO UNDERLYING CORE ADJ.		UNDERLYING GROWTH
		Amortization of intangible assets	Impairment of intangible assets	Other operating income/ expenses	Sale of Japan diabetes portfolio	Irish Tax Assessment *1	TEVA JV related accounting adjustments	Others		FX	Divestitures
Revenue	3,569.0				(133.0)		(0.8)	(14.6)	3,420.5	(166.9)	(6.9)	+7.4%
Cost of sales	(1,106.8)				0.6			45.6	(1,060.6)	52.0	3.6
Gross profit	2,462.2				(132.4)		(0.8)	31.0	2,359.9	(114.9)	(3.2)
SG&A expenses	(886.4)				1.0			5.1	(880.2)	46.1	0.0
R&D expenses	(526.1)							1.6	(524.5)	25.6	(0.0)
Amortization of intangible assets	(418.8)	418.8							—
Impairment losses on intangible assets	(54.1)		54.1						—
Other operating income	43.1			(41.7)			(1.4)		—
Other operating expenses	(159.1)			159.1					—
Operating profit	460.8	418.8	54.1	117.4	(131.4)		(2.2)	37.7	955.2	(43.2)	(3.2)	+5.4%
Margin	12.9%								27.9%			28.0%*2
Financial income/expenses	(142.9)							21.0	(121.9)	13.5
Equity income/loss	(15.4)						7.3	11.8	3.7	0.3
Profit before tax	302.6	418.8	54.1	117.4	(131.4)		5.1	70.5	837.0	(29.4)	(3.2)
Tax expenses	(72.4)	(89.7)	(15.2)	(26.1)	40.2	65.4	(1.6)	(73.8)	(173.2)	6.1	1.0
Non-controlling interests	(0.1)								(0.1)	(0.0)	0.0
Net profit	230.1	329.1	38.9	91.2	(91.2)	65.4	3.5	(3.2)	663.7	(23.3)	(2.2)
EPS (yen)	147								425	(15)	(1)	+9.4%
Number of shares (millions)	1,564								1,564			1,563

*1 A tax charge of 65.4 billion JPY for tax and interest, net of 0.5 billion JPY of associated tax benefit, arising from tax assessment involving Irish taxation of the break fee Shire received from AbbVie in connection with the terminated offer to acquire Shire made by AbbVie in 2014.
*2 Underlying Core Operating Profit Margin.

3 FY2020 Full Year Reconciliation from Reported to Core/ Underlying Core

FY2020
(Billion JPY)	REPORTED	REPORTED TO CORE ADJUSTMENTS						CORE	CORE TO UNDERLYING CORE ADJ.		UNDERLYING GROWTH
		Amortization of intangible assets	Impairment of intangible assets	Other operating income/ expenses	TEVA JV related accounting adjustments	TCHC Divestiture *1	Others		FX	Divestitures
Revenue	3,197.8							3,197.8	(1.4)	(174.4)	+2.2%
Cost of sales	(994.3)						87.4	(906.9)	(2.6)	52.7
Gross profit	2,203.5						87.4	2,290.9	(4.0)	(121.7)
SG&A expenses	(875.7)			1.9			1.2	(872.6)	2.2	16.7
R&D expenses	(455.8)			(0.3)			5.8	(450.4)	0.0	0.8
Amortization of intangible assets	(405.3)	405.3						—
Impairment losses on intangible assets	(16.6)		16.6					—
Other operating income	318.0			(116.9)	(1.5)	(139.5)	(60.2)	—
Other operating expenses	(258.9)			185.3			73.6	—
Operating profit	509.3	405.3	16.6	70.0	(1.5)	(139.5)	107.7	967.9	(1.8)	(104.2)	+13.0%
Margin	15.9%							30.3%			28.5%*2
Financial income/expenses	(143.1)						16.8	(126.3)	6.0	(0.0)
Equity income/loss	0.1				16.6		(13.1)	3.5	(0.2)	(0.0)
Profit before tax	366.2	405.3	16.6	70.0	15.1	(139.5)	111.4	845.1	4.0	(104.2)
Tax expenses	9.9	(90.5)	(3.8)	(9.5)	(4.6)		(91.0)	(189.4)	(0.9)	29.1
Non-controlling interests	(0.2)							(0.2)	0.0	0.0
Net profit	376.0	314.8	12.8	60.5	10.5	(139.5)	20.4	655.5	3.1	(75.1)
EPS (yen)	241							420	3	(48)	+24.6%
Number of shares (millions)	1,562							1,562			1,558

*1 On March 31, 2021, Takeda completed the sale of Takeda Consumer Healthcare Company Limited (“TCHC”), a wholly-owned subsidiary of Takeda primarily focused on the consumer healthcare market in Japan, to The Blackstone Group Inc.
*2 Underlying Core Operating Profit Margin.

The companies in which Takeda Pharmaceutical Company Limited (Takeda) directly and indirectly owns investments are separate entities. In this report, "Takeda" is sometimes used for convenience where references are made to Takeda and its subsidiaries in general. Likewise, the words "we", "us" and "our" are also used to refer to subsidiaries in general or to those who work for them. These expressions are also used where no useful purpose is served by identifying the particular company or companies.
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Certain Non-IFRS Financial Measures
This report includes certain non-IFRS financial measures and targets. Takeda's management evaluates results and makes operating and investment decisions using both IFRS and non-IFRS measures included in this report. Non-IFRS results exclude certain income and cost items which are included in IFRS results. By including these non-IFRS measures, management intends to provide investors with additional information to further analyze Takeda's performance, core results and underlying trends. Non-IFRS results are not prepared in accordance with IFRS and non-IFRS information should be considered a supplement to, and not a substitute for, financial statements prepared in accordance with IFRS. Investors are encouraged to review the reconciliations of non-IFRS financial measures to their most directly comparable IFRS measures, which are on appendices 1-3.
Medical information
This report contains information about products that may not be available in all countries, or may be available under different trademarks, for different indications, in different dosages, or in different strengths. Nothing contained herein should be considered a solicitation, promotion or advertisement for any prescription drugs including the ones under development.
Financial information
Takeda’s financial statements are prepared in accordance with International Financial Reporting Standards ("IFRS").